Exhibit 4.2

DESCRIPTION OF THE COMMON STOCK OF EMPIRE PETROLEUM CORPORATION

Description of the Common Stock of Empire Petroleum Corporation Registered

Under Section 12 of the Securities Exchange Act of 1934

The following summary of the common stock of Empire Petroleum Corporation (the “Corporation”) is based on and qualified by the Corporation’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and Amended and Restated Bylaws (“Bylaws”). For a complete description of the terms and provisions of the Corporation’s common stock, refer to the Certificate of Incorporation and Bylaws, both of which are filed as exhibits to this Annual Report on Form 10-K.

Authorized Capital

The Corporation has authority to issue 150,000,000 shares of common stock, $0.01 par value per share. The Corporation’s outstanding shares of common stock are fully paid and nonassessable. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities.

Voting Rights

The holders of shares of common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of common stock do not have cumulative voting rights with respect to the election of directors or as to any other matter to be voted upon by the holders of common stock. The Corporation’s Bylaws may be amended by our board of directors without the vote or consent of the holders of our common stock or by vote or consent of the holders of our common stock.

Dividend and Liquidation Rights

Holders of common stock are entitled to receive ratably such dividends as may be declared by the Corporation’s board of directors in its discretion from funds legally available. In the event of a liquidation, dissolution, or winding up of the Corporation, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. The Corporation’s credit agreement limits the amount of cash dividends the Corporation can pay on its common stock.

Diminution of Rights of Common Stock

The Certificate of Incorporation does not currently authorize the issuance of preferred stock. The voting, dividend, and liquidation rights of the holders of our common stock could be materially adversely diminished by the terms of any series of preferred stock that may be authorized for issue in the future pursuant to an amendment of the Certificate of Information.

Anti-Takeover Provisions

Provisions of the Delaware General Corporation Law (“DGCL”) may delay, defer, or prevent a change of control of the Corporation. The DGCL provides certain restrictions on business combinations involving interested parties. Under the DGCL, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. The board of directors could rely on this provision of the DGCL to prevent or delay an acquisition of the Corporation.